Man Group plc
2 October 2008

Athena Guaranteed Futures Ltd Monthly Net Asset Value

As at the close of business on 30 September 2008, the Net Asset Value of Athena Guaranteed Futures Ltd was US$107.87.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-0.31%
Last 12 months	+8.1%
Annualised return since inception	+14.3%

ENQUIRIES

David Browne
Head of External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

<u>Merlin PR</u>

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT

This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last monthly valuation for each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc – Total Voting Rights

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its total issued listed share capital with voting rights at close of business on 30 September 2008 comprises 1,697,890,811 Ordinary Shares of 3 $^{3}/_{7}$ US cents each fully paid.

The above figure of 1,697,890,811 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the Disclosure and Transparency Rules.

Contact name: Rachel Rowson

Contact telephone number: 0207 144 1732

Man Group plc
30 September 2008

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 29 September 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$35.49.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	+1.72%
Last 12 months	+12.3%
Annualised return since inception	+12.9%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

17:45.30Sep08 RNS-REG-Man Group plc <EMG.L> Close period repurchase progr
http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:reuters.com:20080930:Rnsd7660E

RNS Number : 7660E

Man Group plc

30 September 2008

Close period repurchase programme

Man Group plc (the "Company") announces that the Company has entered into an irrevocable and non-discretionary arrangement with its broker, Merrill Lynch International, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in Man Group plc for cancellation during the Company's close period commencing on 1 October 2008 and ending on the day prior to the announcement of the Company's results for the six months ended 30 September 2008. This arrangement is in accordance with the Listing Rules and the Company's general authority to repurchase shares.

Enquiries

Man Group plc

Kevin Hayes

Finance Director and Company Secretary

Tel: 020 7144 1000

END

07:04 30Sep08 RNS-REG-Man Group plc <EMG.L> Director/PDMR Shareholding
http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:reuters.com:20080930:Rnsd6216E

RNS Number : 6216E

Man Group plc

30 September 2008

Notification is given pursuant to Disclosure Rule 3.1.4R that on 29th September 2008, Mr Jon Aisbitt, Non-Executive Chairman of the Company, acquired 100,000 shares of 3 3/7 US cents each in Man Group plc at a price of 340 pence per share. Following this transaction Mr Aisbitt is deemed to be interested in a total of 1,631,250 shares.

This information is provided by RNS

The company news service from the London Stock Exchange

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07:04 30Sep08 RNS-REG-Man Group plc <EMG.L> Director/PDMR Shareholding
http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:reuters.com:20080930:Rnsd6217E

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Man Group plc

30 September 2008

This notification relates to a transaction notified in accordance with DR 3.1.4R

On 29th September 2008 the following share transaction was completed by a PERSON
DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS OTHER THAN A DIRECTOR
OF THE COMPANY. Man Group plc was informed of the transaction on that date.

Christoph Moller (PDMR) jointly with his wife Mrs Otilia Moller (a connected person)

Shares Sold: 45,812 ordinary shares at a price of 328.2495 pence per share.

Following the above transaction Christoph Moller is deemed to be interested in a total of 5,286,885 Man Group plc ordinary shares.

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07:04 30Sep08 RNS-REG-Man Group plc <EMG.L> Director/PDMR Shareholding
http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:reuters.com:20080930:Rnsd6245E

RNS Number : 6245E

Man Group plc

30 September 2008

This notification relates to transactions to be notified under DTR 3.1.4.

On 29 September 2008, Man Group plc was notified that the following directors and one other Person Discharging Managerial Responsibility (PDMR) had each purchased on that date Credit Suisse leveraged equity linked Warrants (the "Warrants") relating to the ordinary shares of 3 3/7 US cents in Man Group plc as detailed below:

Peter Clarke, Group Chief Executive

No of shares to which the Warrants relate: 1,128,722

No of Warrants purchased: 1,128,722

Price per Warrant: 57.59p

In addition to the above, Mr Clarke is deemed to be interested in a total of 4,630,815 ordinary shares in Man Group plc.

Kevin Hayes, Group Finance Director

No of shares to which the Warrants relate: 260,474

No of Warrants purchased: 260,474

Price per Warrant: 57.59p

In addition to the above, Mr Hayes is deemed to be interested in a total of 217,958 ordinary shares in Man Group plc.

Christoph Moller (PDMR)

No of shares to which the Warrants relate: 260,474

No of Warrants purchased: 260,474

Price per Warrant: 57.59p

In addition to the above, Mr Moller is deemed to be interested in a total of 5,286,885 ordinary shares in Man Group plc.

Details of Warrants purchased

Each Warrant purchased will entitle the holder to the payment, at the end of three years, of an amount representing a proportion of the difference between the strike price of the Warrant (set at a premium to the prevailing share price at the date of issue) and the average share price of Man Group plc ordinary shares over the three year period from the date of issue. The Warrants cannot be redeemed within 12 months from the date of issue and will be cash settled.

This information is provided by RNS

The company news service from the London Stock Exchange

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Tuesday, 30 September 2008 07:04:32
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29 September 2008

Pre-Close Trading Update and Funds Under Management Statement

Man Group plc today announces its pre-close trading update and funds under management statement for the six months ending 30 September 2008.

Peter Clarke, Group Chief Executive of Man Group, will host a conference call for investors and analysts at 08:45am BST this morning, Monday 29 September. Access numbers for the call are included at the end of this release.

Man Group will announce its interim results on 6 November 2008.

Pre-Close Trading Update

Despite the turmoil in global financial markets, demand for Man's products has remained very strong, with sales in the six months to 30 September estimated to be $10.0 billion, 25% higher than for the equivalent period last year. Private investor and institutional redemption rates have remained low, in line with last year's levels. Estimated net inflows for the period are $4.1 billion, up 14%.

Turbulent markets have adversely impacted performance across all asset classes industry-wide. Whilst the bulk of Man's product range has performed as well as or better than relevant benchmarks for the calendar year to date, negative investment movement has reduced funds under management in the period by $5.0 billion. Active risk management in the core funds during recent periods of high market volatility has also reduced investment exposure. Together with the FX translation impact of the strengthening dollar, these moves have combined to reduce funds under management to an estimated $70.3 billion, down 6% from 31 March 2008.

Gross management fee income[1] for the period is estimated to be over 10% higher than the $983 million for the first six months to 30 September 2007.

Net management fee income[2] will be in line with the first six months to 30 September 2007, principally reflecting a lower level of net finance income[3] but also continued investment in infrastructure and people to enhance the product range and further expand distribution.

Net performance fee income[2] will be around 40% below the comparable period last year, primarily as a result of a lower contribution from AHL.

Diluted earnings per share on total operations[2] are expected to be around 5% lower than for the first six months last year, principally reflecting the lower performance fee contribution.

Underlying EPS[2] for the period, which excludes performance fee income, is expected to be around 10% higher than the 23.3 cents in first six months of last year.

The Group continues to hold excess regulatory capital of about $1.5 billion. During the first half, $674 million of cash has been returned to shareholders through a combination of the final dividend ($423 million) and share repurchases ($251 million).

Peter Clarke, Group Chief Executive of Man Group, said:

"At times of market stress our conservative product range, with its focus on investment styles with low correlation to equity and bond markets, has particular appeal to investors. Strong sales across this period of extraordinary market turbulence demonstrate the value of our investment approach and the power of our wide-reaching sales network.

"With surplus capital and a continued commitment to invest in people, products and innovation, we are very strongly positioned for the future."

Funds Under Management Statement

Sales for the first six months to September 2008 are estimated to be $10.0 billion, up from $5.0 billion in the first quarter. Private investor sales were $7.0 billion, of which guaranteed products accounted for $3.7 billion and open-ended products $3.3 billion. Institutional sales were $3.0 billion.

Redemptions for the six months to 30 September 2008 were $5.9 billion, of which private investor redemptions were $3.0 billion.

Funds under management are estimated to be $70.3 billion, down from $74.6 billion at 31 March 2008. The split of funds under management is private investor $41.7 billion (31 March 2008: $43.5 billion) and institutional $28.6 billion (31 March 2008: $31.1 billion).

Movements in funds under management can be summarized as follows:

- Net inflows of an estimated $4.1 billion
- Maturities of $0.3 billion
- Negative investment movement of around $5.0 billion
- Impact of 50% disposal of Pemba net of the 50% acquisition of Ore Hill of a negative $0.6 billion
- FX and other movements of a negative $2.5 billion.

Fund performance

For the calendar year to 24 September 2008, AHL[4] performance is estimated to be up 0.9%. For the calendar year to 31 August 2008 performance for other core funds is estimated to be as follows: Glenwood[4] down 5.8%, Man Global Strategies[4] down 10.8% and RMF[4] down 2.5%. The HFRX Investible Global Hedge Fund Index is down 5.1% calendar year to 31 August 2008 and 9.8% to 24 September 2008.

[1] Includes management fee income from associates
[2] Before exceptional items
[3] Net finance income has reduced due to the fall in USD interest rates and the distribution to shareholders of the cash received from the MF Global IPO proceeds in the prior year
[4] As represented by the performance of Athena Guaranteed Futures Limited, Man-Glenwood Multi-Strategy Fund Limited, Man Multi-Strategy Guaranteed Ltd and RMF Absolute Return Strategies I.

Enquiries:

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR
Paul Downes
Paul Farrow
Toby Bates
+44 207 7653 6620

Conference Call Details

UK Access Number:	+44 (0)20 8609 1270
UK Toll Free Number:	0800 358 7034

Playback

UK Toll Access Number:	+44 (0)20 8609 0289
UK Toll Free Access Number:	0800 358 2189
US Toll Free Access Number:	1 866 676 5865
Conference reference:	234276#

About Man

Man is a world-leading alternative investment management business. With a broad range of fund products for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manages $70 billion in funds under management and employs around 1,700 people in 13 countries worldwide.

The original business was founded in 1783 and this year celebrates its 225th anniversary. Today the parent company, Man Group plc, is listed on the London Stock Exchange. It is ranked in the top 40 companies of the FTSE 100 Index with a market capitalisation of about $12 billion.

Man supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes and the Man Group International Climate Change Award. Further information can be found at www.mangroupplc.com.

Forward looking statements

17:43 29Sep08 RNS-REG-Man Group plc <EMG.L> Transaction in Own Shares
http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:reuters.com:20080929:Rnsc6175E

RNS Number : 6175E

Man Group plc

29 September 2008

29 September 2008

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 29 September 2008 it purchased for cancellation 3,000,000 of its ordinary shares at an average price of 312.21 pence per ordinary share.

Since the start of the financial year on 1 April 2008, Man has repurchased 28,046,992 ordinary shares at a total cost of £141.64 million, giving an average repurchase cost of 505.03 pence per ordinary share.

ENQUIRIES

David Browne

Head of Group Funding & External Relations

+44 207 144 1550

david.browne@mangroupplc.com

Miriam McKay

Head of Investor Relations

+44 207 144 3809

miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes

+44 7900 244 888

Paul Farrow

+44 7747 607 768

END

END